EXHIBIT 4.11

Mr RA Henstra 31 January 2005	Corus 30 Millbank London SW1P 4WY United Kingdom Mr SI Pettifor Chief Operating Officer

PRIVATE & PERSONAL

Dear Rauke,

I am pleased to advise you at the Remuneration Committee earlier this month it was agreed to increase your salary to Euro 480,000 per annum with effect from 1 January 2005.  The increase will be implemented through payroll, with retrospective adjustments to 1 January.

Yours sincerely,

S.I. Pettifor

Chief Operating Officer

Corus UK Limited Registered in England No. 2280000 Registered Office 30 Millbank London SW1P 4WY